Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500
David Ingles tel: +1.212.858.1231 david.ingles@pillsburylaw.com

VIA EDGAR
August 5, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:
Rebekah Lindsey, Senior Staff Accountant

Kathleen Collins, Accounting Branch Chief

Re:
Support.com, Inc.
Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2020
Filed July 16, 2021
File No. 001-37594

Ladies and Gentlemen:

On behalf of Support.com, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter dated August 3, 2021 (the “Comment Letter”), relating to the Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2020, filed on July 16, 2021.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 2 to Form 10-K filed July 17, 2021

General

1.
We note that you have included financial statements in your Form 10-K/A. As such, please amend your filing to include the third paragraph of the Exhibit 31 certifications, which appears to have been omitted. Refer to Item 601(b)(31) of Regulation S-K and Question 161.01 of the Exchange Act Rules C&DIs. Also, include certifications pursuant to Item 601(b)(32) of Regulation S-K.

Response: In response to the Staff’s comments, we have amended our filing to include the third paragraph of the Exhibit 31 certifications and to include the certifications pursuant to Item 601(b)(32) of Regulation S-K.

*****

Please contact the undersigned at (212) 858-1231 or david.ingles@pillsburylaw.com with any questions regarding the responses to the Staff’s comments. Thank you in advance for your attention to this matter.

Sincerely,

/s/ David Ingles
David Ingles

cc:
Lance Rosenzweig, Chief Executive Officer of Support.com, Inc.

Kathleen Krebs, Special Counsel, U.S. Securities and Exchange Commission